United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: May 5th, 2003	By:	/s/ Jean-Pascal Beaufret Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Alcatel Reports First Quarter 2003 Results

•	First quarter sales at Euro 2,961 million reflect seasonality and currency exchange

•	Year on year operating loss more than halved to Euro (161) million

•	Net cash positive at Euro 514 million

Paris, April 29, 2003 — Alcatel’s Board of Directors (Paris: CGEP.PA and NYSE: ALA) reviewed and approved first quarter 2003 results. First quarter sales decreased by 31.1% year over year and sequentially by 34.3% to Euro 2,961 million. Loss from operations was registered at Euro (161) million, and net loss at Euro (461) million or diluted Euro (0.39) per share ($ (0.43) per ADS).

	Quarterly

	First	First	Fourth
Key Figures	Quarter	Quarter	Quarter
in millions of euros except for EPS	2003	2002	2002

Profit & Loss
Net Sales	2,961	4,296	4,508
Income from Operations	(161)	(343)	20
Net Income pre-Goodwill & MI	(313)	(720)	(947)
Net Income	(461)	(836)	(1,119)
EPS (Class A) Diluted	(0.39)	(0.72)	(0.93)
E/ADS (Class A)*	(0.43)	(0.79)	(1.01)
Number of Shares (in billions)	1.18	1.15	1.18

*	E/ADS has been calculated using the US Federal Reserve Bank of New York noon euro/dollar buying rate of $1.0900 as of March 31, 2003.

Serge Tchuruk, Chairman and CEO, summarized the Board’s observations :

“The first quarter sales, being characterized by strong seasonality, have experienced a significant currency exchange impact, which resulted in revenue at the low end of the forecast range.

On the other hand, our operating loss was reduced by more than half over the same period last year. This resulted from the continuous improvement of the gross margin, now at 29.7%, compared to 25.2% in the same period last year (and 27.3% in Q4), and fixed costs decreasing by 30%. Performance continued to be good in access and mobile infrastructure, given market circumstances and seasonality. The optical market continued to shrink while our performance in mobile handsets suffered from the temporary lack of colour screens.

The balance sheet structure continued to improve as we again reduced our working capital as a percentage of sales. Our 2003 divestiture program during the first quarter also contributed to our net cash position which increased at Euro 514 million.”

Outlook

Commenting on Alcatel’s outlook, S. Tchuruk added :

“The carrier markets continue to be soft and the economic and geopolitical environmental may add a few points to the 15% degradation (in Euro) which we had forecast earlier for 2003. The non-carrier market should resist better but for the same reasons may be a few points off from the expected stagnation. Overall we still expect the market in the second half of 2003 to be comparable to last year, at a constant exchange rate, with the first half absorbing the full year-on-year decline.

Given our restructuring programs and the good control over our operations, we feel confident in reaching our operating breakeven target for the full year. Before year end we should also reach break even in net income before goodwill amortization and one-time charges, with no material change in net debt versus year end 2002. Second quarter sales are expected to increase sequentially at a single digit rate with a substantial narrowing of the operating loss”.

Business Highlights

	Quarterly*

	First	First	Fourth
Segment Breakdown	Quarter	Quarter	Quarter
in millions of euros	2003	2002	2002

Sales
Fixed Communications	1,317	2,132	2,011
Mobile Communications	798	1,176	1,283
Private Communications	952	1,141	1,330
Other & Eliminations	(106)	(153)	(116)

Total	2,961	4,296	4,508

Income from Operations
Fixed Communications	(105)	(271)	(188)
Mobile Communications	15	(5)	131
Private Communications	(21)	(10)	105
Other	(50)	(57)	(28)

Total	(161)	(343)	20

*First and fourth quarters 2002 have been restated to reflect the new organizational structure put into place January 1, 2003. Restatement of 2001 and 2002 sales and Income from Operations on a quarterly basis are provided in the appendix to this press release.

First Quarter Business Update

The following comments are based on sequential comparisons. At this particular period of the year, sequential analysis is somewhat distorted by seasonality when comparing Q1 which is the weakest quarter of the year against Q4 which is the strongest quarter.

Fixed Communications

First quarter revenue decreased sequentially by 34.5% to Euro 1,317 million from Euro 2,011 million. Fixed networks registered a strong performance in DSL worldwide, offset by the weakness in the carrier data market. Optical networks decreased substantially, particularly terrestrial transmission where the good performance in traditional cross connects was offset by the continuing depressed WDM long haul market, especially in the U.S. The decrease in voice networks was due mainly to the traditional seasonality effect.

Loss from operations amounted to Euro (105) million, compared to a loss of Euro (188) million in Q4 2002. Optical networks significantly narrowed their losses due to the effects of restructuring and a normalized level of inventory depreciation.

Mobile Communications

First quarter revenue decreased sequentially by 37.8% to Euro 798 million from Euro 1,283 million. Mobile networks registered a satisfactory performance in a quarter which is generally not favorable. Mobile phone sales were hit by the temporary unavailability of color screens coupled with pricing pressures on mature monochrome models.

Income from operations was Euro 15 million compared to Euro 131 million in Q4 2002. The mobile networks’ profitability was partially offset by the negative results of mobile phones.

Private Communications

First quarter revenue decreased sequentially by 28.4% to Euro 952 million over Euro 1,330 million. This decrease is primarily attributed to space revenues, which were down due to timing effects of satellite deliveries compounding soft underlying market conditions. While enterprise activities were generally impacted by the continued depressed environment with large companies still postponing their investment decisions, voice systems and Genesys software business performed satisfactorily.

Loss from operations was Euro (21) million compared to income from operations of Euro 105 million in a strong Q4 2002.

Note: On April 17, 2003, the Annual Shareholders’ Ordinary and Extraordinary Meetings approved Alcatel Class O shares conversion into Alcatel ordinary shares, effective immediately. As a result, Alcatel Optronics’ financial statements will no longer be published after this announcement.

First Quarter 2003 Results (unaudited)

PROFIT AND LOSS STATEMENT:

•	Net Sales: Euro 2,961 million vs. Euro 4,296 million 1Q 02 (down 31.1%) and vs. Euro 4,508 million sequentially (down 34.3%).

•	Geographical distribution of sales:

W. Europe:	43%
Other Europe:	7%
North America:	15%
Asia:	17%
RoW:	18%

•	Gross margin: 29.7% (27.3% for Q4 2002).

•	Selling, general and administration (“SG&A”) costs: Euro (607) million (20.5% of sales).

•	Research and development (“R&D”) expenses: Euro (433) million (14.6% of sales).

•	Income (loss) from operations: Euro (161) million, which included Euro (16) million in inventory depreciation vs. Euro (152) million in Q4 02,

•	Earnings before tax and amortization of goodwill: Euro (278) million and included:

•	Interest paid on mandatory redeemable for Alcatel shares Euro (12) million

•	Net financial loss of Euro (30) million

•	Restructuring costs of Euro (277) million

•	Net other revenue/(expenses) of Euro 202 million

•	Net Income Pre-Goodwill and Minority Interest: Euro (313) million

•	Net Income: Euro (461) million and included a related tax charge of Euro (32) million, share in net income of equity affiliates and discontinued activities of Euro (3) million, goodwill amortization of Euro (153) million, and minority interests of Euro 5 million.

•	Diluted A share EPS: Euro (0.39) [$(0.43) per ADS] based on an average of 1.18 billion A shares.

BALANCE SHEET ITEMS:

•	Operating working capital: Euro 1,260 million, a sequential decrease of Euro 288 million

•	Cash and equivalents: Euro 6,206 million, compared to Euro 6,109 million at the end of Q4 2002.

•	Net Cash: Euro 514 million.

•	Gearing: (11%)

•	Operating Cash Flow: Euro (94) million.

About Alcatel

Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver contents to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in innovative applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to second quarter 2003 revenue, operating income and, and 2003 breakeven points (ii) Alcatel’s ability to remain competitive and a leader in the industries in which it operates, and its future growth including without limitation growth in market share, the telecom industry and market conditions in general; and (iii) the benefits to Alcatel in 2003 from its restructuring efforts. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its restructuring efforts and whether these efforts will achieve their expected benefits, including contributing to both improved gross margins and the achievement of breakeven targets, among other benefits; the economic slowdown, in general, and setbacks in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on expected sales increases and realization of positive operating income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts

Aurélie Boutin	Tel : +33 (0)1 40 76 11 79	Aurelie.boutin@alcatel.fr
Régine Coqueran	Tel : +33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations Contacts

Claire Pedini	Tel : +33 (0)1 40 76 13 93	Claire.pedini@alcatel.com
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +1 972 519 4347	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com

Upcoming Events/Announcements

July 29, 2003	Q2 Earnings Announcement
October 30, 2003	Q3 Earnings Announcement

Appendix

     Restatement of 2002 and 2001 Sales and Income from Operations reflecting the new organizational structure as of January 1, 2003

2002

1) Net Sales

In millions of euros	Q1	Q2	Q3	Q4	Full Year 2002

Fixed Communications	2,132	2,096	1,583	2,011	7,822
Mobile Communications	1,176	1,110	973	1,283	4,542
Private Communications	1,141	1,151	1,042	1,330	4,664
Other and Eliminations	(153)	(122)	(90)	(116)	(481)
Total Group	4,296	4,235	3,508	4,508	16,547

2) Income from operations

In millions of euros	Q1	Q2	Q3	Q4	Full Year 2002

Fixed Communications	(271)	(204)	(293)	(188)	(956)
Mobile Communications	(5)	28	50	131	204
Private Communications	(10)	36	35	105	166
Other and Eliminations	(57)	(37)	(19)	(28)	(141)
Total Group	(343)	(177)	(227)	20	(727)

2001

1) Net Sales

In millions of euros	Q1	Q2	Q3	Q4	Full Year 2001

Fixed Communications	3,585	3,936	3,209	3,298	14,028
Mobile Communications	1,160	1,148	1,069	1,494	4,871
Private Communications	1,487	1,578	1,360	1,781	6,206
Other and Eliminations	(441)	(299)	(297)	(223)	(1,260)
Total Group	5,791	6,363	5,341	6,350	23,845

2) Income from operations

In millions of euros	Q1	Q2	Q3	Q4	Full Year 2001

Fixed Communications	175	175	(89)	(404)	(143)
Mobile Communications	(84)	(103)	(100)	(67)	(354)
Private Communications	14	84	15	43	156
Other and Eliminations	14	21	(29)	7	13
Total Group	119	177	(203)	(421)	(328)